Exhibit 12

October 16, 2020 TRATON SE | Dachauer Strasse 641
80995 Munich | Germany Board of Directors Navistar International Corporation 2701 Navistar Drive Lisle, IL 60532 USA

Chairman of the supervisory board:

Hans Dieter Pötsch

Executive Board:

Matthias Gründler (Chairman)

A. Roberto Cortes Henrik Henriksson

Christian Levin

Christian Schulz

Dr. Ing. h.c. Andreas

Tostmann

TRATON SE

Registered seat:

Munich / Germany

Registration court:

Amtsgericht München

Commercial register

HRB no. 246068

Attention:	Troy A. Clarke
Executive Chairman

Subject: Confirmation of proposal

Dear Troy

Thank you for your letter of this morning.

We are pleased to confirm that $44.50 per share in cash for Navistar shares is an acceptable basis for finalization of definitive agreements. We will be making a public announcement confirming that our previously announced deadline is no longer in effect, and that we intend to work with Navistar towards prompt finalization of the transaction. We also appreciate your confirmation that your two major stockholders are supportive of this transaction.

For the sake of clarity, we note that the proposal in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until completion of our necessary preparations for finalization of the deal (which includes certain due diligence matters) and execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Very truly yours,

Best Regards,

/s/ Matthias Gründler	/s/ Christian Schulz
Matthias Gründler, CEO	Christian Schulz, CFO